Filed pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 (b) of the Securities

Exchange Act of 1934, as amended.

Filing Person: Carey Watermark Investors 2 Incorporated

Subject Company: Carey Watermark Investors Incorporated

Form S-4 File No.: 333-235428

Carey Watermark Investors Incorporated and Carey Watermark Investors 2 Incorporated

50 Rockefeller Center

New York, NY 10020

ADDITIONAL INFORMATION REGARDING THE SPECIAL MEETINGS OF STOCKHOLDERS  PREVIOUSLY SCHEDULED TO BE HELD ON THURSDAY, MARCH 26, 2020

The following Notice of Change of Information relates to the definitive joint proxy statement/prospectus, dated January 13, 2020 and as supplemented through the date of this notice, of Carey Watermark Investors Incorporated (“CWI 1”) and Carey Watermark Investors 2 Incorporated (“CWI 2”) furnished to stockholders of CWI 1 and CWI 2 in connection with the solicitation of proxies by the boards of directors of each of CWI 1 and CWI 2 for use at the respective special meetings of stockholders of CWI 1 and CWI 2 in connection with the pending business combination of the companies. This supplement is being filed with the Securities and Exchange Commission and is being made available to stockholders on or about March 24, 2020.

THE NOTICE SHOULD BE READ IN CONJUNCTION WITH THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

NOTICE OF CHANGE OF INFORMATION

CAREY WATERMARK INVESTORS INCORPORATED

SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 8, 2020

Dear CWI 1 Stockholders:

Due to the emerging public health impact of the coronavirus outbreak (COVID-19) and the restrictions on business activities that have been imposed in New York and elsewhere,  NOTICE IS HEREBY GIVEN that the date and location of the special meeting of stockholders of Carey Watermark Investors Incorporated (“CWI 1”) previously scheduled to be held in New York City on March 26, 2020 in connection with the pending business combination of CWI 1 and Carey Watermark Investors 2 Incorporated  have been changed. The special meeting will be held on Wednesday, April 8, 2020 at 2:00 p.m., Eastern Time. In light of public health concerns regarding the coronavirus outbreak, the special meeting will be held in a virtual meeting format only. You will not be able to attend the special meeting physically.

As described in the definitive joint proxy statement/prospectus, dated January 13, 2020 and as supplemented through the date of this notice, or the “proxy statement,” for the special meeting that was previously distributed to stockholders, you are entitled to notice of, and to vote at, the special meeting if you were a stockholder as of the close of business on January 7, 2020, the record date. Only holders of CWI 1 common stock are entitled to vote. To be admitted to the virtual special meeting at www.virtualshareholdermeeting.com/CWI1, you must enter the control number that was on the proxy card that you previously received with the proxy statement.

The proxy card that you previously received will not be updated to reflect the change in meeting details. If you have already submitted a proxy, you do not need to do anything unless you wish to change your vote.  Whether you plan to attend or not to attend the special meeting, it is important that your shares be represented regardless of the number of shares you hold.  If you have not previously voted or if you wish to revoke or change your vote, please follow the instructions for voting available on the meeting website during the virtual meeting.

If you have questions about how to vote your shares of CWI 1 common stock at the special meeting or if you need your control number, please contact Broadridge Financial Solutions, Inc. at (877) 777-2338.

By Order of the Board of Directors,

SUSAN C. HYDE

Susan C. Hyde
Corporate Secretary
Carey Watermark Investors Incorporated

New York, New York

March 24, 2020

The Special Meeting on April  8, 2020 at 2:00 p.m. is available at  www.virtualshareholdermeeting.com/CWI1. The definitive joint proxy statement prospectus, as supplemented, is available on CWI 1’ s website at http://www.careywatermark.com

NOTICE OF CHANGE OF INFORMATION

CAREY WATERMARK INVESTORS 2 INCORPORATED

SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 8, 2020

Dear CWI 2 Stockholders:

Due to the emerging public health impact of the coronavirus outbreak (COVID-19) and the restrictions on business activities that have been imposed in New York and elsewhere,  NOTICE IS HEREBY GIVEN that the date and location of the special meeting of stockholders of Carey Watermark Investors 2 Incorporated (“CWI 2”) previously scheduled to be held in New York City on March 26, 2020 in connection with the pending business combination of CWI 2 and Carey Watermark Investors 1 Incorporated have been changed. The special meeting will be held on Wednesday, April 8, 2020 at 2:00 p.m., Eastern Time. In light of public health concerns regarding the coronavirus outbreak, the special meeting will be held in a virtual meeting format only. You will not be able to attend the special meeting physically.

As described in the definitive joint proxy statement/prospectus, dated January 13, 2020 and as supplemented through the date of this notice, or the “proxy statement,” for the special meeting that was previously distributed to stockholders, you are entitled to notice of, and to vote at, the special meeting if you were a stockholder as of the close of business on January 7, 2020, the record date. Only holders of CWI 2 common stock are entitled to vote. To be admitted to the virtual special meeting at www.virtualshareholdermeeting.com/CWI2, you must enter the control number that was on the proxy card that you previously received with the proxy statement.

The proxy card that you previously received will not be updated to reflect the change in meeting details. If you have already submitted a proxy, you do not need to do anything unless you wish to change your vote.  Whether you plan to attend or not to attend the special meeting, it is important that your shares be represented regardless of the number of shares you hold.  If you have not previously voted or if you wish to revoke or change your vote, please follow the instructions for voting available on the meeting website during the virtual meeting.

If you have questions about how to vote your shares of CWI 2 common stock at the special meeting or if you need your control number, please contact Broadridge Financial Solutions, Inc. at (877) 777-2338.

By Order of the Board of Directors,

SUSAN C. HYDE

Susan C. Hyde
Corporate Secretary
Carey Watermark Investors Incorporated

New York, New York

March 24, 2020

The Special Meeting on April  8, 2020 at 3:00 p.m. is available at  www.virtualshareholdermeeting.com/CWI2. The definitive joint proxy statement prospectus, as supplemented, is available on CWI 2’ s website at http://www.careywatermark2.com

Forward-Looking Statements

This proxy supplement contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CWI 2 or CWI 1 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. The forward-looking statements include but are not limited to statements regarding: projections as to the anticipated benefits of the proposed transaction; the impact of the outbreak of COVID-19; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company’s corporate strategy and capital structure; the ability to execute future liquidity transactions including a public listing or initial public offering; and estimated or future economic performance and results, including the amount and timing of any future EBITDA, cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales and estimated future growth.

The statements are based on the current expectations, estimates, assumptions and projections of CWI 2’s and CWI 1’s management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 2’s or CWI 1’s business, financial condition, liquidity, results of operations, earnings metrics, FFO metrics, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in these forward-looking statements is included in CWI 2’s and CWI 1’s filings with the SEC from time to time, including but not limited to those described in the Joint Proxy Statement/Prospectus dated January 13, 2020, as supplemented by the Supplement, dated March 18, 2020, in Item 1A. Risk Factors in CWI 2’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020, and in Item 1A. Risk Factors in CWI 1’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 15, 2019. Moreover, because CWI 2 and CWI 1 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this filing, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 2 and CWI 1 do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, and there shall not be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the federal securities laws. CWI 2 filed a Registration Statement on Form S-4 with the SEC, which was declared effective on January 13, 2020, and CWI 1 and CWI 2 mailed the Joint Proxy Statement/Prospectus and other relevant documents to their security holders in connection with the proposed transaction on January 16, 2020, as supplemented from time to time.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CWI 2 AND CWI 1 IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CWI 2, CWI 1 AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors and security holders are able to obtain these materials and other documents, free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge at CWI 2’s website (http://www.careywatermark2.com) or CWI 1’s website (http://www.careywatermark.com).

Participants in the Proxy Solicitation

Information regarding CWI 2’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 2 on January 13, 2020, as supplemented from time to time, in connection with its special meeting of stockholders, and information regarding CWI 1’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 1 on January 13, 2020, as supplemented from time to time.